SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                               TREMONT CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   894745 20 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2000
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Holdings, LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       500,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        500,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      500,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NL Industries, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,036,167
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,036,167

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,036,167

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      16.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and BK

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,044,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,044,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,044,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,044,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,044,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,044,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,044,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,044,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,044,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,044,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,044,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,044,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,044,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,044,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,044,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,044,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,044,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,044,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,044,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,044,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,044,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,044,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,044,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,044,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,044,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,044,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,044,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,048,094
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,048,094

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,048,094

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      79.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,051,841
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,051,841

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 15
                                 TO SCHEDULE 13D

         This statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Items 3 and 4, which are only amended (collectively, this "Statement").

Item 1.  Security and Issuer.

         This Statement relates to shares of the common stock, $1.00 par value per share (the "Shares"), of Tremont Corporation (the "Company"). The principal executive offices of the Company are located at 1999 Broadway, Suite 4300, Denver, Colorado 80202.

Item 2.  Identity and Background.

         (a) This Statement is filed by (i) Tremont Holdings, LLC ("TRE Holdings"), NL Industries, Inc. ("NL") and Valhi, Inc. ("Valhi") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of NL and Valhi (as described below in this Statement), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), the Harold Simmons Foundation, Inc. (the "Foundation") and the Combined Master Retirement Trust (the "CMRT") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         Valhi, NL, TRE Holdings and the CMRT are the direct holders of approximately 62.7%, 8.4%, 7.8% and 0.1%, respectively, of the 6,393,258 Shares outstanding as of July 31, 2000 according to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "Outstanding Shares"). Together, Valhi, NL and TRE Holdings may be deemed to control the Company. NL is the sole member of TRE Holdings and may be deemed to control TRE Holdings. Valhi and the Company are the direct holders of approximately 60.1% and 20.4%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 81.7%, 9.5%, 1.7%, 0.5%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held either by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or by Mr. Simmons directly. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of each of the Outstanding Shares and the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         The Foundation directly holds approximately 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         Valmont Insurance Company ("Valmont") and a subsidiary of NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of NL and a director of the Company.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest in the Shares held by the CMRT.

         Harold C. Simmons' spouse is the direct owner of 3,747 Shares, 69,475 shares of NL common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

         (b) The principal offices of TRE Holdings and NL are located at 16825 Northchase Drive, Suite 1200, Houston, Texas 77060. The principal offices of Valhi, VGI, National, NOA, Dixie Holding and Contran are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

         (c)      TRE Holdings is engaged in holding Shares.

         NL is engaged through its subsidiaries in the production of titanium dioxide pigments.

         In addition to the activities engaged in through NL and its subsidiaries, Valhi is primarily engaged through its other subsidiaries in the titanium metals, ergonomic computer support systems, precision ball bearing slides, security products and waste management industries.

         In addition to activities engaged in through Valhi and the other companies Valhi may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable; (ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

         Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. The employee benefit plans that the master trusts participating in the CMRT fund are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

         The Foundation is a tax-exempt foundation organized for charitable purposes.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) TRE Holdings is a Delaware limited liability company. NL is a New Jersey corporation. Contran, Dixie Holding, National and Valhi are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         No change except for the addition of the following:

         The total amount of funds Valhi used to acquire the Shares purchased by it as reported in Item 5(c) was $4,514,919.90 (including commissions). Such funds were provided by Valhi's cash on hand and amounts Valhi borrowed under the Credit Agreement dated as of November 6, 1998 among Valhi, Inc. and the financial institutions from time to time that are a party thereto, as amended by that certain First Amendment Agreement dated as of November 5, 1999 and that certain Second Amendment Agreement dated as of November 3, 2000, copies of which are attached as Exhibits 1, 2 and 3 to this Statement.

         The Reporting Persons understand that (other than Harold C. Simmons) the funds required by the persons named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction.

         No change except for the addition of the following:

         Valhi purchased the Shares reported in Item 5(c) of this amendment in order to increase its equity interest in the Company.

         If certain Reporting Persons determine that filing a consolidated federal income tax return with the Company is desirable, such Reporting Persons could facilitate such result by purchasing additional Shares.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

         The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Valhi, NL, TRE Holdings, Harold C. Simmons' spouse and the CMRT are the direct beneficial owners of 4,008,421, 536,167, 500,000, 3,747 and 3,506 of the Shares, respectively.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) NL may be deemed to be the beneficial owner of the 1,036,167 Shares (approximately 16.2% of the Outstanding Shares) that NL and TRE Holdings directly hold;

                  (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to be the beneficial owner of the 5,044,588 Shares (approximately 78.9% of the Outstanding Shares) that Valhi, NL and TRE Holdings directly hold;

                  (3) The CMRT may be deemed to be the beneficial owner of the 5,048,094 Shares (approximately 79.0% of the Outstanding Shares) that Valhi, NL, TRE Holdings and the CMRT directly hold; and

                  (4) Harold C. Simmons may be deemed to be the beneficial owner of the 5,051,841 Shares (approximately 79.0% of the Outstanding Shares) that Valhi, NL, TRE Holdings, Mr. Simmons' spouse and the CMRT directly hold.

         Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

         (b)      By virtue of the relationships described in Item 2:

                  (1) TRE Holdings may be deemed to share the power to vote and direct the disposition of the Shares that TRE Holdings directly holds;

                  (2) NL may be deemed to share the power to vote and direct the disposition of the Shares that NL and TRE Holdings directly hold;

                  (3) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to share the power to vote and direct the disposition of the Shares that Valhi, NL and TRE Holdings directly hold;

                  (4) The CMRT may be deemed to share the power to vote and direct the disposition of the Shares that Valhi, NL, TRE Holdings and the CMRT directly hold; and

                  (5) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares that Valhi, NL, TRE Holdings, Mr. Simmons' spouse and the CMRT directly hold.

         (c) The table below sets forth all transactions in the Shares by the Reporting Persons since the last transaction by the Reporting Persons reported in Amendment No. 14 to this Schedule 13D. The Reporting Persons effected all of the following transactions on the New York Stock Exchange.


                                 Number        Approximate Price Per
                                   of           Share (exclusive of                                  Reporting
                Date             Shares            commissions)             Transaction               Person
              ---------          -------          -------------             -----------            ------------
              10/04/00               9,000           $28.0000                 Purchase                Valhi
              10/05/00               6,000           $28.0000                 Purchase                Valhi
              10/06/00              20,000           $27.5000                 Purchase                Valhi
              10/09/00              19,500           $27.0000                 Purchase                Valhi
              10/10/00              10,500           $26.5238                 Purchase                Valhi
              10/11/00              10,000           $26.5000                 Purchase                Valhi
              10/12/00              20,000           $25.8750                 Purchase                Valhi
              10/13/00              20,000           $25.5000                 Purchase                Valhi
              10/16/00              20,000           $25.5000                 Purchase                Valhi
              10/17/00              20,000           $25.1250                 Purchase                Valhi
              10/19/00              17,400           $24.5000                 Purchase                Valhi

         (d) Each of Valhi, NL, TRE Holdings, Mr. Simmons' spouse and the CMRT has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment 59 to the Schedule 13D filed on November 23, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 2 First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 2 to Amendment 60 to the
                  Schedule 13D filed on December 14, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 3* Second Amendment Agreement dated as of November 3, 2000 among Valhi, Inc., the financial institutions from time to time that are a party thereto and U.S. Bank National Association as the administrative agent, issuing bank and arranger.

----------
*        Filed herewith.



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 24, 2000




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing     in     the
                                                          capacities  listed  on
                                                          Schedule  "A" attached
                                                          hereto             and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 24, 2000




                                                          /s/ J. Landis Martin
                                                          ----------------------
                                                          J. Landis Martin
                                                          Signing     in     the
                                                          capacity   listed   on
                                                          Schedule  "A" attached
                                                          hereto             and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 24, 2000





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing     in     the
                                                          capacities  listed  on
                                                          Schedule  "A" attached
                                                          hereto             and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as president of each of:

NL INDUSTRIES, INC.
TREMONT HOLDINGS, LLC

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B


         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NL Industries, Inc. ("NL"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi"), and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

                          Name                                           Present Principal Occupation
-----------------------------                             ---------------------------------------------------------
Susan E. Alderton (1)                                     Vice president,  treasurer and chief  financial  officer of
                                                          NL  and  Tremont  Holdings,  LLC  ("TRE  Holdings");  and a
                                                          director of Tremont Corporation (the "Company").

Eugene K. Anderson                                        Vice president  of Contran, Dixie  Holding, Dixie Rice,  NOA,
                                                          National, Southwest, VGI and Valhi; and treasurer of the
                                                          Foundation.

Thomas E. Barry (2)                                       Vice president for executive affairs at Southern  Methodist
                                                          University  and  professor of marketing in the Edwin L. Cox
                                                          School  of  Business  at  Southern  Methodist   University;
                                                          director of Valhi; and a director of Keystone  Consolidated
                                                          Industries,  Inc.  ("Keystone"),  a  manufacturer  of steel rod,  wire  and  wire  products  that  is  affiliated  with
                                                          Contran.

F. Murlyn Broussard (3)                                   Treasurer of Southwest.

Joseph S. Compofelice (4)                                 Director of NL and Titanium Metals Corporation,  a producer of titanium  metal  products  ("TIMET")  that is affiliated with the Company.

Norman S. Edelcup (5)                                     Director  of  Valhi;  and  trustee  of the Baron  Funds,  a mutual fund group.

Lisa Simmons Epstein                                      Director and president of the Foundation.

David B. Garten (4)                                       Vice  president,  general  counsel and secretary of NL; and
                                                          vice president and secretary of TRE Holdings.

Edward J. Hardin (6)                                      Partner  of the law  firm of  Rogers &  Hardin  LLP;  and a
                                                          director  of  Valhi  and  CompX   International   Inc.,   a
                                                          manufacturer  of  ergonomic   computer   support   systems,
                                                          precision  ball bearing  slides and security  products that is affiliated with Valhi ("CompX").

Robert D. Hardy (4)                                       Vice president and controller of NL and TRE Holdings.

J. Mark Hollingsworth                                     Vice  president  and  general  counsel  of  Contran,  Dixie
                                                          Holding,  Dixie Rice,  NOA,  National,  Southwest,  VGI and
                                                          Valhi;  and general  counsel of the  Foundation,  CompX and
                                                          The Combined Master  Retirement  Trust, a trust established by Valhi to  permit  the  collective  investment  by master
                                                          trusts  that  maintain  the  assets  of  certain   employee
                                                          benefit  plans  Valhi  and  related  companies  adopt  (the
                                                          "CMRT").

Keith A. Johnson                                          Controller of the Foundation.

William J. Lindquist                                      Director and    senior     vice president  of Contran,
                                                          Dixie Holding, NOA, National and VGI; senior vice president of Dixie Rice, Southwest and Valhi.

A. Andrew R. Louis                                        Secretary of Contran,  CompX,  Dixie  Holding,  Dixie Rice,
                                                          NOA, National, Southwest, VGI, and Valhi.

Kelly D. Luttmer                                          Tax director of Contran,  CompX, Dixie Holding, Dixie Rice,
                                                          NOA, National, Southwest, VGI and Valhi.

J. Landis Martin (7)                                      President,  chief  executive  officer and a director of NL;
                                                          president   of  TRE   Holdings;   chairman  of  the  board,
                                                          president  and  chief  executive  officer  of TIMET and the
                                                          Company.

Andrew McCollam, Jr. (3)                                  President  and a director of  Southwest;  director of Dixie
                                                          Rice; and a private investor.

Harold M. Mire (8)                                        Vice president of Dixie Rice and Southwest.

Bobby  D. O'Brien                                         Vice president and treasurer  of Contran, Dixie  Holding,
                                                          Dixie Rice,  NOA,  National, VGI  and  Valhi;   and
                                                          vice    president   of Southwest.

Kenneth R. Peak (9)                                       President,  chief  executive  officer  and  chairman of the board of  Contango  Oil & Gas  Company,  a publicly  traded
                                                          independent   oil  and  gas   exploration   and  production
                                                          company; and a director of NL.

Glenn R. Simmons                                          Vice chairman of the board of Contran,  Dixie Holding, NOA,
                                                          National,  VGI and Valhi;  chairman  of the board and chief executive  officer  of  CompX;  chairman  of the  board  of
                                                          Keystone;   director  and  executive   vice   president  of
                                                          Southwest  and Dixie Rice;  and a director of NL, TIMET and the Company.

Harold C. Simmons                                         Chairman of the  board  and  chief executive  officer  of
                                                          Contran, Dixie Holding,  Dixie  Rice, the  Foundation,  NOA,
                                                          National, Southwest, VGI and Valhi; chairman  of the board of NL; director of the Company;  and  trustee and
                                                          member of the trust investment committee of the CMRT.

Richard A. Smith (8)                                      Director and president of Dixie Rice.

Thomas P. Stafford (10)                                   Co-founder   of  Stafford,   Burke  and  Hecker,   Inc.,  a
                                                          consulting company;  director of NL, TIMET and the Company;
                                                          and a director of Allied-Signal,  Inc., CMI Corporation and
                                                          Seagate Technologies, Inc.

Gregory M. Swalwell                                       Vice president and controller of Contran, Dixie Holding, NOA,
                                                          National, VGI and Valhi; and vice president   of   Dixie
                                                          Rice and Southwest.

J. Walter Tucker, Jr. (11)                                President,  treasurer  and a director  of Tucker & Branham,
                                                          Inc.,  a  mortgage  banking,   insurance  and  real  estate
                                                          company;   vice  chairman  of  the  board  of  Keystone;  a
                                                          director  of Valhi;  and a member  of the trust  investment committee of the CMRT.

Steven L. Watson                                          Director and president  of Contran, Dixie  Holding, NOA,
                                                          National, VGI and Valhi; director and executive vice
                                                          president of   Dixie Rice  and   Southwest;
                                                          director, vice president and secretary  of  the
                                                          Foundation;  and  a director   of   CompX,
                                                          Keystone and TIMET.

Lawrence A. Wigdor (4)                                    Director and executive vice president of NL.

----------

(1) The principal business address for Ms. Alderton is 70 East 55th Street, 8th Floor, New York, New York 10022. Ms. Alderton is a citizen of the United Kingdom.

(2) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(3) The principal business address for Messrs. Broussard and McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Messrs. Compofelice Garten, Hardy and Wigdor is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060.

(5) The principal business address for Mr. Edelcup is 244 Atlantic Isles, Sunny Isles Beach, Florida 33160.

(6) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(7) The principal business address for Mr. Martin is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(8) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(9) The principal business address for Mr. Peak is 2702 Albans, Houston, Texas 77005.

(10) The principal business address for Gen. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(11) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C


         Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:

                           Name                                      Shares Held                  Options Held (1)
             -------------------------------                      ----------------                ----------------
Susan E. Alderton (2)                                                         511                         4,000

Eugene K. Anderson                                                            -0-                           -0-

Thomas E. Barry                                                               -0-                           -0-

F. Murlyn Broussard                                                           -0-                           -0-

Joseph S. Compofelice                                                         -0-                           -0-

Norman S. Edelcup                                                             -0-                           -0-

Lisa Simmons Epstein                                                          298                           -0-

David B. Garten                                                               500                        11,500

Edward J. Hardin                                                              -0-                           -0-

Robert D. Hardy                                                               318                           -0-

J. Mark Hollingsworth                                                         -0-                           -0-

Keith A. Johnson                                                              100                           -0-

William J. Lindquist                                                          -0-                           -0-

A. Andrew R. Louis                                                            -0-                           -0-

Kelly D. Luttmer                                                              -0-                           -0-

J. Landis Martin (3)                                                      150,428                        60,000

Andrew McCollam, Jr.                                                          -0-                           -0-

Harold M. Mire                                                                -0-                           -0-

Bobby D. O'Brien                                                              -0-                           -0-

Kenneth R. Peak                                                               -0-                           -0-

Glenn R. Simmons                                                              534                           -0-

Harold C. Simmons (4)                                                       3,747                           -0-

Richard A. Smith                                                               30                           -0-

Thomas P. Stafford                                                            -0-                         4,000

Gregory M. Swalwell                                                           -0-                           -0-

J. Walter Tucker, Jr. (5)                                                     875                           -0-

Steven L. Watson                                                            4,474                           -0-

Lawrence A. Wigdor                                                            -0-                           -0-

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 11 Shares held by the trustee for the benefit of Ms. Alderton under the NL Industries, Inc. Retirement Savings Plan (the "NL Savings Plan").

(3) Includes (i) 520 Shares held by the trustee for the benefit of Mr. Martin under the NL Savings Plan, (ii) 1,800 Shares Mr. Martin's wife holds, (iii) 2,400 Shares the Martin Children's Trust No. II holds for which Mr. Martin is the sole trustee and (iv) 100 shares one of Mr. Martin's daughters hold.

(4) These are Shares that Mr. Simmons' wife directly holds. Mr. Simmons may also be deemed to possess indirect beneficial ownership of the other Shares described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares, except to the extent of his vested beneficial interest in the Shares the CMRT holds.

(5) Includes 525 Shares held by Statewide Guaranty Title Company of which Mr. Tucker owns 100% of the outstanding common stock.

                                  Exhibit Index

Exhibit 1 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment 59 to the Schedule 13D filed on November 23, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 2 First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 2 to Amendment 60 to the
                  Schedule 13D filed on December 14, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 3* Second Amendment Agreement dated as of November 3, 2000 among Valhi, Inc., the financial institutions from time to time that are a party thereto and U.S. Bank National Association as the administrative agent, issuing bank and arranger. Certain exhibits, annexes and similar attachments to this Exhibit 3 have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any omitted exhibit, annex or attachment.

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*        Filed herewith.